Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2007	2006	2005	2004	2003

Income Before Minority Interests	$45,985	$41,848	$21,853	$17,828	$12,491
Add:
Distributed Income of Equity Investees	5,934	2,872	1,964	468	656
Fixed Charges and Preferred Dividends Excluding
Capitalized Interest	46,054	52,338	49,342	39,535	31,947
Amortization of Capitalized Interest	139	130	123	136	111
Deduct:
Gain on Sale of Real Estate	(32,643)	(23,388)	(1,136)	(2,408)	(1,160)
Preferred Dividends	(3,146)	(6,655)	(6,655)	(4,814)	(2,375)
Equity in Earnings of Equity Investees	(2,496)	(3,002)	(2,400)	(180)	(252)

	$59,827	$64,143	$63,091	$50,565	$41,418

Fixed Charges:
Interest Expense including Amortization of Debt Costs	$42,609	$45,409	$42,421	$34,525	$29,432
Capitalized Interest	2,881	1,431	741	692	586
Interest Factor in Rental Expense	299	274	266	196	140

Total Fixed Charges	$45,789	$47,114	$43,428	$35,413	$30,158
Preferred Stock Dividends	3,146	6,655	6,655	4,814	2,375

Total Fixed Charges and Preferred Dividends	$48,935	$53,769	$50,083	$40,227	$32,533

Ratio of Earnings to Combined Fixed Charges	1.31	1.36	1.45	1.43	1.37
Ratio of Earnings to Combined Fixed Charges
and Preferred Dividends	1.22	1.19	1.26	1.26	1.27